U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Holdings Reported

[_]  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Thorn Tree Resources LLC
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   (Last)                            (First)              (Middle)

888 Seventh Avenue, Suite 1608
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                                    (Street)

New York,                           New York                10106
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   (City)                            (State)                (Zip)
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2.   Issuer Name and Ticker or Trading Symbol

Emex Corporation (EMEX)

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3.   IRS or Social Security Number of Reporting Person (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

December 2001

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5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
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


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
*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
Convertible Note    $10.00  5/21/01   J(1)    $225,000       Immed.   ---       Common  23,062   $225,000   $1,085,040  D
                                              (1)                               Stock
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Convertible Note    $10.00  6/1/01    J(2)    $860,040       Immed.   ---       Common  88,154   $860,040   $1,085,040  D
                                              (2)                               Stock
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Convertible Note    $7.00   10/17/01  J(3)    $6,000,000     Immed.   ---       Common  878,570  $6,000,000 $6,000,000  D
                                              (3)                               Stock
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Common Stock        $7.00   10/17/01  J(4)    500,000 (4)    Immed.   10/17/06  Common  512,500  $7.00      500,000     D
Warrants (Right                                                                 Stock
to Buy)
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

Explanation of Responses:

(1) Thorn Tree Resources LLC, a Delaware limited liability company ("Thorn Tree") loaned to Emex Corporation (the "Issuer") the principal amount of $225,000 in May 2001. The outstanding principal of the loan accrues interest at the rate of 7 percent per annum. The outstanding principal and interest are due on July 31, 2002. From and after May 21, 2001, Thorn Tree had the right to convert the outstanding principal and interest to the Issuer's Common Stock at $10.00 per share. The number of underlying shares in item 7 above represents the number of shares of the Issuer's Common Stock that Thorn Tree would receive upon conversion of the entire principal amount, as adjusted to reflect a 2.5% dividend declared by the Issuer on December 31, 2001. The number does not take into account shares that would be received upon conversion of accrued interest.

(2) Thorn Tree loaned to the Issuer the principal amount of $860,040 in June 2001. The outstanding principal of the loan accrues interest at a rate of 7 percent per annum. The outstanding principal and interest are due on July 31, 2002. From and after June 1, 2001, Thorn Tree had the right to convert the outstanding principal and interest to the Issuer's Common Stock at $10.00 per share. The number of underlying shares in item 7 above represents the number of shares of the Issuer's Common Stock that Thorn Tree would receive upon conversion of the entire principal amount, as adjusted to reflect a 2.5% dividend declared by the Issuer on December 31, 2001. The number does not take into account shares that would be received upon conversion of accrued interest.

(3) Thorn Tree loaned to the Issuer the principal amount of $6,000,000 in October 2001. The outstanding principal of the loan accrues interest at the rate of the Prime Rate at J.P. Morgan Chase & Co. as of October 17, 2001 plus three percent per annum. The outstanding principal and interest are due on December 31, 2002. From and after October 17, 2001, Thorn Tree had the right to cause the outstanding debt to be converted to the Issuer's Common Stock at $7.00 per share. The number of underlying shares in item 7 above represents the number of shares of the Issuer's Common Stock that Thorn Tree would receive upon conversion of the entire principal amount, as adjusted to reflect a 2.5% dividend declared by the Issuer on December 31, 2001. The number does not take into account shares that would be received upon conversion of accrued interest.

(4) In consideration of the loan in the principal amount of $6,000,000, Thorn Tree was granted warrants to purchase 500,000 shares of the Issuer's Common Stock at $7.00 per share. The warrants are exercisable at any time and expire on October 17, 2006. The number of underlying shares in item 7 above represents the number of shares of the Issuer's Common Stock that Thorn Tree would receive upon exercise of the warrants, as adjusted to reflect a 2.5% dividend declared by the Issuer on December 31, 2001.



/s/ David H. Peipers                                        February 15, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
Name: David H. Peipers
Title: Manager

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                                                 SEC 2270 (7/96)